EARN-OUT AGREEMENT

THIS EARN-OUT AGREEMENT (this “Agreement”) is dated as of August 25, 2017, by and among Fells Point, LLC, a Delaware limited liability company (“Buyer”), Fells Point Wholesale Meats, Inc., a Maryland corporation (“Seller”), and the Seller’s stockholders (the “Stockholders” and together with the Seller, the “Seller Parties”). Erik Oosterwijk is referred to as “Seller Representative” in his capacity as the representative of the Seller Parties pursuant to the asset purchase agreement, dated as of August 25, 2017, by and among Buyer and the Seller Parties (the “Purchase Agreement”). Capitalized terms not otherwise defined herein have the meanings given in the Purchase Agreement.

WHEREAS, the Purchase Agreement provides that Buyer will pay an Earn-Out Amount to Seller pursuant to the terms of this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises, and of the mutual promises and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:

1.          Earn-Out Consideration.

(a)         Buyer shall make a cumulative earn-out payment of up to $12,000,000 (the “Earn-Out Consideration”) to be paid in four equal installments, each payment of between zero and $3,000,000, as earned pursuant to this Agreement.  This Agreement contemplates four earn-out periods (each, an “Earn-Out Period”), with the corresponding Adjusted EBITDA target ranges (each, an “EBITDA Target”) indicated in the below table.  The Earn-Out Consideration payable with respect to any Earn-Out Period in which the EBITDA Target is achieved shall be scaled ratably between zero and $3,000,000 for each dollar of EBITDA achievement in excess of the minimum EBITDA Target, up to the maximum EBITDA Target for such Earn-Out Period.  Specifically, if the Adjusted EBITDA with respect to any Earn-Out Period is greater than the minimum EBITDA Target for such Earn-Out Period, then the amount of Earn-Out Consideration payable with respect to such Earn-Out Period shall be equal to $3,000,000 multiplied by the quotient of (A) Adjusted EBITDA for such Earn-Out Period minus the minimum EBITDA Target for such Earn-Out Period, divided by (B) the difference between the maximum EBITDA Target for such Earn-Out Period, minus the minimum EBITDA Target for such Earn-Out Period; provided, that the Earn-Out Consideration payable with respect to any Earn-Out Period shall not be less than zero or greater than $3,000,000.

	Earn-Out Period	Minimum / Maximum EBITDA Target
Earn-Out Period One	52 weeks beginning the first full fiscal week following the Closing Date	*CONFIDENTIAL*
Earn-Out Period Two	52 weeks beginning after Earn-Out Period One	*CONFIDENTIAL*
Earn-Out Period Three	52 weeks beginning after Earn-Out Period Two	*CONFIDENTIAL*
Earn-Out Period Four	52 weeks beginning after Earn-Out Period Three	*CONFIDENTIAL*

(b)         If the Business fails to fully achieve the EBITDA Target in any Earn-Out Period, any excess achievement of Adjusted EBITDA in the immediate following Earn-Out Period over such following Earn-Out Period’s EBITDA Target will be credited towards achievement of the prior Earn-Out Period shortfall (the “Earn-Out Catch-Up”).  To qualify for the Earn-Out Catch-Up for Earn-Out Period Four, the Business must maintain Adjusted EBITDA in the 52-week period commencing immediately following Earn-Out Period Four in excess of *CONFIDENTIAL*.  Any payment with respect to the Earn-Out Catch-Up will be made when determined pursuant to this Agreement.

(c)         Buyer shall prepare statements of income for the Business in accordance with GAAP and in a manner consistent with the past accounting practices, methodologies, and procedures used by Seller and as reflected in the definition of Adjusted EBITDA, except where such past practices, methodologies, or procedures of Seller are not in accordance with GAAP as applied by Buyer in preparation of its publicly reported financial statements. Within sixty (60) days following the last day of each Earn-Out Period, Buyer shall cause to be delivered to Seller Representative a copy of the statement of income for such Earn-Out Period together with Buyer’s calculation of Adjusted EBITDA, and a proposed final determination of whether any Earn-Out Consideration is payable with respect to such Earn-Out Period. Seller Representative shall be entitled to receive and review financial statements of the Business, a detailed calculation of the Earn-Out Consideration and such other documents, work papers and other records and materials as it may reasonably request. Within thirty (30) days after receipt of the calculation, Seller Representative shall advise Buyer if it disagrees with the calculation. Any disagreement or controversy between Buyer and Seller Representative as to the calculation of the Earn-Out Consideration for any Earn-Out Period shall be determined as follows: if Buyer and Seller Representative are unable to resolve any such dispute within the ninety (90) day period following delivery by Buyer of its initial proposed determination, Buyer and Seller Representative, unless otherwise mutually agreed to in writing, shall submit such dispute to the Independent Accountant for resolution. Buyer and Seller Representative shall instruct the Independent Accountant to resolve such disputed matters within thirty (30) days of submission and not to assign a value to any item in dispute greater than the greatest value for such item assigned by either Buyer or Seller Representative, or lesser than the smallest value of such item assigned by either Buyer or Seller Representative. Buyer and Seller Representative shall pay the fees and expenses of its respective independent public accountant and shall each pay half of the fees and expenses of the independent accountant.

2.	Payment of Earn-Out Consideration.

(a)          Each installment of the Earn-Out Consideration will be payable within sixty (60) days following the end of each respective Earn-Out Period. The eligibility for Earn-Out Consideration will not be contingent on continued employment of the Stockholders by Buyer. Buyer’s obligation to pay Earn-Out Consideration will be subordinate in ranking and payment to Buyer’s credit facilities and notes.

(b)          If any Earn-Out Consideration is payable with respect to any Earn-Out Period, on or before sixty (60) days following the end of such Earn-Out Period, Buyer shall pay by wire transfer of immediately available funds such Earn-Out Consideration to Seller Representative for the benefit of the Stockholders; provided that if there is a dispute with respect to such Earn-Out Consideration, the amount not in dispute shall be paid as provided above and payment of the portion in dispute shall be deferred until resolution of the final dispute.

(c)          If at the time that any Earn-Out Consideration is due and payable to Seller Representative under this Agreement, (i) Buyer or any Buyer Indemnitee is entitled to receive from any Seller Party an amount under the Purchase Agreement, including, but not limited to, an amount under Article V of the Purchase Agreement (Indemnification), or (ii) Buyer or any Buyer Indemnitee has made a claim for any such amount that remains unresolved, then Buyer may, in the circumstance described in clause (i), retain that portion of the Earn-Out Consideration equal to the amount to which Buyer or any Buyer Indemnitee is entitled under the Purchase Agreement and, in the case of the circumstance described in clause (ii), withhold, until such time as such claim is resolved, that portion of the Earn-Out Consideration equal to the amount then in dispute, until such time as such dispute is finally resolved, and thereafter retain that portion of the Earn- Out Consideration equal to the amount to which Buyer or any Buyer Indemnitee is finally entitled pursuant to the Purchase Agreement. The foregoing rights of Buyer in this Paragraph 2(c) are in addition to and in no way limit any other terms in the Purchase Agreement relating to the Buyer’s right to withhold or offset payment of any due Earn-Out Consideration.

3.          Operations of the Business. Both Buyer and each of the Seller Parties acknowledge that achievement of targeted results of operations of the Business will be required in order for all or a portion of the Earn-Out Consideration to be payable. The Seller Parties understand and acknowledge that Buyer’s and its Affiliates’ boards of directors and officers owe their fiduciary duties to their stockholders. The Seller Parties further understand and acknowledge that Buyer is a publicly traded corporation which conducts its foodservice business primarily through direct and indirect subsidiaries. The Seller Parties understand and acknowledge that the boards of directors and officers of Buyer and its Affiliates, in their exercise of their fiduciary duties to their stockholders, may determine to undertake a range of actions, some of which could adversely affect amounts payable under this Agreement, to reflect these fiduciary duties and to further accomplish the business objectives of Buyer as the owner of a group of subsidiaries engaged in the foodservice business.

Toward that end, the boards of directors and officers of Buyer or any of Buyer’s Affiliates shall have the ability to, among other things, make changes in the management of the Business; to make decisions regarding capital expenditures involving the Business; to make decisions as to whether or not customers would be best served by the entity which owns the Business or another subsidiary of Buyer; and to make other decisions that could affect the results of operations of the Business but which otherwise are in the best interests of Buyer and its public stockholders; provided, that any such decisions shall be made in good faith and may not be made with the primary purpose of adversely affecting the Adjusted EBITDA of the Business so that the amount of Buyer and its Affiliates’ sales to Seller Customers, the Adjusted EBITDA thereon or the Earn-Out Consideration payable pursuant to this Agreement, if any, is materially reduced.  If the Buyer or Buyer’s Affiliates make material changes in the management of the Business, capital expenditures involving the Business, or as to whether or not certain customers would be best served by the entity which owns the Business or another subsidiary of Buyer, which decisions either adversely affect Adjusted EBITDA or positively affect Adjusted EBITDA, then the Minimum and Maximum EBITDA Targets shall be decreased or increased, as appropriate, in Buyer’s reasonable good faith discretion, in an amount equal to the reasonably determinable impact of such material management changes on future Adjusted EBITDA figures. Buyer shall include in its calculation of Adjusted EBITDA provided to Seller a description of any deliberate change to the management of the Business that materially reduces or increases Adjusted EBITDA.  During the term of this Agreement, Buyer shall maintain a financial record-keeping system that enables it to separately account for all items of income and expense of the Business.

4.          No Assignment. Without the prior written consent of Buyer, this Agreement and the rights hereunder shall not be assignable, transferable or delegable by any of the Seller Parties, whether by pledge, creation of a security interest or otherwise, and, in the event of any attempted assignment, transfer or delegation contrary to this paragraph, neither Buyer nor any Affiliate of Buyer shall have any liability to pay to such assignee, delegee or other transferee any amount so attempted to be assigned, transferred or delegated.

5.          Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to its conflict of laws rules.

6.          Counterparts. This Agreement may be executed simultaneously in one or more counterparts, with the same effect as if the signatories executing the several counterparts had executed one counterpart, provided, however, that the several executed counterparts shall together have been signed by all parties hereto. All such executed counterparts shall together constitute one and the same instrument.

7.          Entire Agreement; Amendment. This Agreement and the Purchase Agreement, including the exhibits, schedules, lists and other documents referred to therein or delivered pursuant thereto, which form a part thereof, contain the entire understanding of the parties with respect to the subject matter of this Agreement. This Agreement may be amended only by a written instrument duly executed by all parties or their respective heirs, successors, permitted assigns, executors or legal personal representatives.

8.          Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally, five (5) Business Days after being sent by U.S. First Class mail (postage prepaid), or one (1) Business Day after dispatch to a reputable overnight courier service (charges prepaid). Such notices, demands and other communications shall be sent to Buyer or the Seller Parties at the addresses indicated below or to such other address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. All notices, demands and other communications hereunder may be given by any other means (including telecopy or electronic mail), but shall not be deemed to have been duly given unless and until it is actually received by the intended recipient.

Buyer:

Fells Point, LLC
c/o The Chefs’ Warehouse, Inc.
100 East Ridge Road
Ridgefield, CT 06877
Attn: Alexandros Aldous, Esq.

Seller Representative:

Fells Point Wholesale Meats, Inc.
2730 Wilmarco Avenue
Baltimore, MD 21223
Attn: Erik Oosterwijk

With a copy (which shall not constitute notice) to:

Thomas & Libowitz, P.A.
100 Light Street, Suite 1100
Baltimore, MD 21202
Attn:  Robert A. Snyder, Jr.

9.          Successors and Assigns; Third Party Beneficiaries. This Agreement shall be binding upon Buyer and each of Buyer’s successors and assignees, if any, including any purchaser of substantially all of the assets of Buyer. Further, this Agreement shall be binding upon each of the Seller Parties and each of their successors and permitted assignees. Except as otherwise provided for herein, nothing expressed or referred to in this Agreement will be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

FELLS POINT, LLC
by Fells Point Holdings, LLC, Sole Member and Manager
by Chefs’ Warehouse Parent, LLC, Sole Member and Manager

By:	/s/ Alexandros Aldous
Name:	Alexandros Aldous
Title:	General Counsel and Corporate Secretary

FELLS POINT WHOLESALE MEATS, INC.

By:	/s/ Erik M. Oosterwijk
Name:	Erik M. Oosterwijk
Title:	President

STOCKHOLDERS OF FELLS POINT WHOLESALE MEATS, INC.

/s/ Erik M. Oosterwijk
Erik M. Oosterwijk

/s/ Leendert H. Pruissen
Leendert H. Pruissen

[Signature Page to Earn-Out Agreement]